AbitibiBowater Inc.

1155 Metcalfe Street, Suite 800

Montreal, Quebec, Canada

H3B 5H2

August 7, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

AbitibiBowater Inc. Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 30, 2009 (File No. 001-33776)

Ladies and Gentlemen:

AbitibiBowater Inc. (the “Company”) submits in electronic form for filing the accompanying responses of the Company to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Cecilia Blye, dated June 29, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company conveys the following as its responses to the Staff:

General

1.

We note from disclosure on page 11 of your Annual Information Form filed as Exhibit 99.1 to your 2006 Form 40-F that one of your geographic segments was the Middle East and Africa. We could not locate similar disclosure in your current annual report. Please tell us whether you still have operations in the Middle East and Africa.

Response to Comment 1:

As noted in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company operates 24 pulp and paper facilities and 30 wood products facilities located in Canada, the United States, the United Kingdom and South Korea. The Company does not have operations located in the Middle East or Africa. The Company supplies its newsprint, pulp and value-added paper produced at the facilities referenced above to customers in more than 90 countries worldwide, including countries in the Middle East and Africa.

2.

Iran and Syria, located in the Middle East and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response to Comment 2:

On October 29, 2007, Abitibi-Consolidated Inc., a Canadian corporation (“ACI”), and Bowater Incorporated, a Delaware corporation, combined in a merger of equals with each becoming a wholly-owned subsidiary of the Company (the “Combination”). Since the Combination that created the Company as a U.S. publicly traded entity, neither the Company nor its direct or indirect subsidiaries has sold products for delivery to Iran, Syria or Sudan or to the governments of Iran, Syria or Sudan or entities controlled by those governments.

Prior to the Combination, ACI did have some sales of Canadian paper products to customers in Canada who intended to resell the products to purchasers in these countries. In one such case – a 2007 sale to a Canadian customer of 3300 tons of Canadian paper product (valued at approximately US$2,000,000) that was to be resold by such customer to Syria – the actual delivery of the product by ACI to its Canadian customer did not occur until 2008, after the Combination had occurred.

3.

We note a July 2003 news article stating that Maybank Shipping Co. had a deal to ship paper made by you in the United States to Cuba, a country that also is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. asset controls. Your 10-K does not include disclosure regarding any contacts with Cuba. Please tell us whether you continue to supply paper or other goods to Cuba. Describe to us the nature and extent of any past, current and anticipated contacts with Cuba, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided into Cuba, and any agreements, commercial arrangements or other contacts you have had with the government of Cuba or entities controlled by that government.

Response to Comment 3:

Since the Combination, neither the Company nor its direct or indirect subsidiaries has sold its products for delivery to Cuba or to the government of Cuba or any entity controlled by that government, except as described below.

A U.S. subsidiary of the Company has sold certain paper products to Cellmark Pulp and Paper Inc. (“Cellmark”), a customer that has a license from the United States Department of Commerce, Bureau of Industry and Security permitting it to sell such paper products to a buyer in Cuba. In 2008, Cellmark purchased 9600 tons of this paper product (valued at approximately US$7,000,000) from the U.S. subsidiary of the Company referred to above. Through this or another subsidiary, the Company may from time to time continue to sell its paper products to Cellmark for ultimate delivery to Cuba so long as Cellmark maintains a Commerce Department export license authorizing it to sell such products to Cuba.

The Staff notes a July 2003 news article stating that Maybank Shipping Co. (“Maybank”) had a deal to ship paper produced by the Company in the United States to Cuba. As best as the Company can determine, Maybank is not and was not a customer of either the Company’s predecessor companies or any of their subsidiaries. A U.S. company that is now a U.S. subsidiary of the Company did sell paper products to Cellmark for delivery to Cuba as far back as 2003, again based on Cellmark’s having a Commerce Department export license permitting it to sell such products to Cuba. The Company believes that Cellmark at the time contracted with Maybank to ship these paper products to Cuba.

* * * *

The Company acknowledges that:

•          The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (514) 394-2296.

Sincerely,

/s/ Jacques P. Vachon

Jacques P. Vachon Senior Vice-President, Corporate Affairs and Chief Legal Officer